Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Three Months Ended March 31, 2015	2014	2013	2012	2011	2010
Earnings (losses):

Earnings (loss) before income taxes	$511	$1,128	$539	$(724)	$845	$253
Add (deduct):
Fixed charges, from below	368	1,648	1,629	1,526	2,017	1,292
Amortization of capitalized interest	3	12	11	9	7	5
Distributed earnings of affiliates	—	1	—	—	1	2
Interest capitalized	(12)	(52)	(49)	(37)	(32)	(15)
Equity earnings in affiliates	—	(1)	(1)	(4)	(6)	(4)

Earnings as adjusted	$870	$2,736	$2,129	$770	$2,832	$1,533

Fixed charges:
Interest expense	$173	$735	$783	$835	$949	$798
Portion of rent expense representative of the interest factor (a)	195	913	846	691	1,068	494

Fixed charges	$368	$1,648	$1,629	$1,526	$2,017	$1,292

Ratio of earnings to fixed charges	2.36	1.66	1.31	(b)	1.40	1.19

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.